Crestwood Midstream Partners LP
717 Texas Avenue, Suite 3150
Houston, Texas 77024
(832) 519-2200
April 26, 2011
Via EDGAR
Mr. Scott Anderegg
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Crestwood Midstream Partners LP Registration Statement on Form S-3, as amended File No. 333-171735
Dear Mr. Anderegg:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Crestwood Midstream Partners LP (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-3, as amended (File No. 333-171735), to April 28, 2011 at 12:00 p.m. Eastern Time, or as soon as possible thereafter.
     In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:
Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing, and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States. The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
     Please contact Michelle Earley of Locke Lord Bissell & Liddell LLP at (512) 305-4818 with any questions you may have concerning this request. In addition, please notify Ms. Earley when this request for acceleration has been granted.

Very truly yours,
/s/ Bill Manias

William G. Manias Senior Vice President - Chief Financial Officer Crestwood Midstream Partners LP By Crestwood Gas Services GP LLC, its general partner